



GEMIO

A New Fan Engagement Platform

We connect people and their passions
in a real-life personalized IoT network.



Millennials - $200B in Purchasing Power

An insatiable demand for connection, experiences and self-expression



The Elements of our IoT System

Smart Bands
Respond to people, events, sound.
Provide Event Access & Payment.

Customizable Designs
Personalized and changeable
Printed-on-Demand





Crowd Sync Effects
& DJ Control

SaaS Channels
Sync Bands to Live
Events/Streams





Data Model

Gemio Connects People and Communities

Social Exchange







Tap bands to exchange social profiles & interests
Bands detect/respond when friends are near
Data creates social graph (a 'real-life LinkedIn')

Global Community





Sync Band with Live Feeds (i.e. teams, players, music events).
D2C content delivery, interaction & engagement
Data creates a map of profiles, connections, interests

gemio

Demos

BLE Mesh for Crowd Orchestration at Concert/Stadium


Our patented Mesh technology connects the
crowd in a shared experience

SaaS Channels For Live Stream Sync with Global Events



Relative Proximity

Detect, visualize, and take action on devices in mesh
E.g. In-App Purchases for social games, group control



Music Mesh Response with DJ Control from App


GEMIO

Tap Bands to Exchange Social Profiles


Lynette Briones
@LBriones
@LBriones
Linkedin/LBriones
Connect to others & exchange information by 'pairing' bands

Customers Are Engaged and Excited

Chris Torres ▶ Gemio
5 hrs · Lewisville, TX

Thank you so much for getting these out. Overall glad with the investment. Fits very nicely on my wrist and I love how bright it is, even in normal light



Jubei Mercado
Want!!! Link?
Yesterday at 1:03 AM · Like · Reply

View 1 previous reply...

Jubei Mercado
Just saw you tagged them in your description, thank you!
Yesterday at 1:07 AM · Like · 1 · Reply

Chris Torres
Jubei Mercado gonna copy my style 😎😎 😎😎😎😎❤️✨

Nader Oweis
Ill take 6.....teen
Yesterday at 1:06 AM · Unlike · 1 ·

Chase Malone Walton ▶ Gemio
August 11 at 6:16 PM · Hazel Green, AL

I got mine today and it is beautiful.
This is one of the 2 tiles I got and I put it on sun mode.



Alisha Jetty
Great job guys! Looking forward to helping make Gemio a household name!
Monday at 10:50 PM · Unlike · 1 · Reply · Message

Gemio
Thank you Alisha.
Yesterday at 11:38 AM · Like · 1 · Reply

Reply as Gemio

Beth Richards
Got mine yesterday and they are worth the wait! Looking forward to new features as the app gets updated, too! Especially the notifications and social stuff.
Sunday at 4:48 PM · Like · Reply · Message

Gemio
Thanks Beth, glad you like it!
Monday at 9:14 AM · Like · Reply

Reply as Gemio

Tung Nguyen
Received this week! I was getting impatient since I ordered last fall. Well worth the wait. Looks great and the tiles are beautiful. Thanks Gemio!



Saturday at 2:25 AM · Unlike · 1 · Reply · Message

Gemio
Looks great Tung, thanks for sharing!
Saturday at 1:19 PM · Like · Reply

Gregaraya Mandelbrot
Having backed this project up such a long time ago, at some points I honestly thought this day would never come. I seriously can't wait this is exciting af!!! What can I do to get mine sooner? Hahaha. Appreciate all the hard work going into this and the continuing communication !! Cheers
Yesterday at 2:53 PM · Unlike · 2 · Reply · Message

Robert Pitts ▶ Gemio
August 4 at 8:31 PM

AHHHHH!!! I freaking love it! The wait was worth it! Thank you to everyone at Gemio ❤️❤️❤️



Nader Oweis
Ill take 6.....teen
Yesterday at 1:06 AM · Unlike · 1 · Reply

Christopher David Bass
Those are cool as hell
Yesterday at 1:19 AM · Unlike · 2 · Reply

D.j. Credo ▶ Gemio
3 hrs · Ridgefield, WA

The first project I've backed that pulled through. It took a while but I never lost faith in you guys. Good work! I love the bands! Looking forward to the future :).



Like Comment Share

Kiki Elizabeth ▶ Gemio
August 23 at 12:55 PM

Just got my **Gemio** in time to use it this weekend at **Burning Man** 🙌🏽🔥 SO PUMPED

"I wear it everyday"

"I'm just so sad without it. I love my band so much."

"I attend shows and festivals regularly. I would love to be a voice with Gemio and advertising your product."

Customizable Designs & On-Demand Tech

Zero-inventory recurring revenue model,
enables brand-sponsored and crowdsourced designs



Swappable Tiles





No.1
NIKE
PELOTON



US & Foreign Patents Pending

GEMIO

Powerful Data Capture Position

Variety & richness of user demographics








  

Platform for action & engagement



RFID Payment Bands



fitbit

hurdl PIXMOB

Range of Communities

gemio



Go To Market

Initial Focus on
Music and Sports Fans

Go To Market





2017-18 Sales and Marketing Strategy

B2B Deals

To rapidly seed market in target concentrated communities. Music/sports/entertainment.



B2C Virality

Cultivate passionate connected community into viral purchases in target market segments.









5K+ Bands sold B2C

10K Tiles sold

Engaged customers

Repeat purchases

Powerful Network Effects

Viral Software and Hardware Ecosystem

Transactions
10.0%

InApp
6.0%

SaaS
32.0%

Accessory
3.0%

Bands
22.0%

Tiles
27.0%

* Percentages are of total revenue.




Retail
$85
Lower Cost Manufacturing
Rate of Growth
$12
$39.99
$9
40% Margin
42% Margin
50% Margin
85% Margin
80% Margin
Bands
Tiles
Bands
Tiles
SaaS/In-App
2017
Q1 2018

Key Numbers from Y1 Sales

Y1 Revenue
$291,000

Customers
5,000+

Tile Purchases
4x Avg

60/40
Men/Women

gemio

Scale the Business Through Key Market Fanatics



Users
25M
10M
2M
.3M
Fandoms
Maker-place
Sports
Music
Maker-place
Sports
Music
Sports
Music
Music
2018
2019
2020
2021

Gemio Team



Michael Bettua, CEO

3 Startups
2 IPOs/$B Exits



Tim Chinowsky, CTO

MIT EE, PhD Rocket Scientist
Verathon $300M exit



Ed Meskill, B2B Biz Dev

Founder of wireless interactive co's
Advisor to several IoT start ups



Katie Hunt, B2C Sales

#3 Warby Parker
CBO Hinge

INVESTORS/BOARD



Silknet CEO
$4B Exit



Facebook VP
#3 Emp



Crocs ex-CPO
$1B



Chairman
IGC International

EXPERTISE

IOT

GAMING

MAPPING

DATA

RETAIL/E-COMM







Investment Thesis - New Fan Engagement Platform



1. IoT technology networks the world's devices in a powerful ecosystem.

2. Connecting people in networks has already proven to create massive businesses.

3. Our system connects people & their passions in a real-life personalized fan network.

4. Great businesses can be built on this platform...starting will wearable tech 2.0.

5. Our razor-blade recurring revenue model is working in early sales to 5K+ people.

6. Our solution has 3 inherent network effects that drive virality and defensibility.

Michael Bettua
CEO & Co-founder

michael@gogemio.com

